Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

23 August 2007

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendix covering information that has been filed with Companies House. This submission covers the period from 5 July 2007 to 15 August 2007 and supplements the information that the company has made public, filed and distributed since it applied for an exemption under the Rule on 21 March 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

As previously notified from 5 July 2007 all information that has been made public by the Company and announcements filed with the London Stock Exchange will be available at Resolution plc's website under the Investor Section; this can be reached by using the following link :- http://www.resolutionplc.com/investor.jsp.

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

dw 8/31

10/8173646_1

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial	01564 204339
Fax Number	01564 828811
E-mail	steven.watts@resolutionplc.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 2 JUNE 2007 TO 4 JULY 2007

Appendix A1: Press Releases

Release Date	Title
NA	Available on the website at http://www.resolutionplc.com/investor.jsp.

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
9 July 2007	88(2)	Allotment of Shares
12 July 2007	88(2)	Allotment of Shares
12 July 2007	88(2)	Allotment of Shares
3 Aug 2007	88(2)	Allotment of Shares
3 Aug 2007	88(2)	Allotment of Shares

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
NA	Resolution plc	Available on the website at http://www.resolutionplc.com/investor.jsp

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	06	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	327	1800	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Peter Straw Address: The Old Straw Barn, Ridgeway Farm Court, Crich Lane, Ridgeway UK Postcode: DE56 2JL	Ordinary ~~Ordinary~~	546
Name(s): Geoffrey Dunn Address: 38 Moor Lane, Crosby, Liverpool, Merseyside UK Postcode: L23 2UF	Ordinary	659
Name(s): Ms Sandra Funston Address: 21 St Austell Close, Wirral, Merseyside UK Postcode: CH46 6FG	Ordinary	~~240~~ 659
Name(s): Roger Craine Address: 2 Pheasant Fields, Hale Village, Liverpool, Merseyside UK Postcode: L24 5SD	Ordinary	263
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3524909

Company name in full Resolution plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1241	3887	1772
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share *(including any share premium)*	£4.5476	£3.08	£2.67

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

File Number - 82-35079

Shareholder details	Class of shares allotted	Number allotted
Name: Ms Barbara Blakemore Address: 19 Ranelagh Drive North, Liverpool, Merseyside UK Postcode: L19 9DS	Ordinary	665
Name: Stewart Simpson Address: 196 Town Meadow Lane, Wirral, Merseyside UK Postcode: CH46 7SN	Ordinary	576
Name: Nicholas Watkins Address: 6 Wingfield Avenue, Worcester UK Postcode: WR4 0LE	Ordinary	2001
Name: Mrs Dawn Brookes Address: 60 Sycamore Drive, Hollywood, Birmingham UK Postcode: B47 5QX	Ordinary	1772
Name: Mrs Elizabeth Fleming Address: Hillcrest Cottage, Hadley, Nr Droitwich, Worcestershire UK Postcode: WR9 0AY	Ordinary	1886

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29.6.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc	
1 Wythall Green Way, Wythall, Birmngham B47 6WG	
	Tel 01564 202670
DX number	DX exchange

Companies House
for the record

RECEIVED
2007 JUN 20 A 9:47

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3524909

Company name in full Resolution plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1108	2899	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share *(including any share premium)*	£4.7750	£2.4662	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File Number - 82-35079

Shareholder details	Class of shares allotted	Number allotted
Name: Mrs Alison Pearson Address: 182 Widney Lane, Bentley Heath, Solihull, West Midlands UK Postcode: B93 9BH	Ordinary	1108
Name: Mrs Gillian Bain Address: 35 Westerlands Drive, Newton Mearns, Glasgow UK Postcode: G77 6YB	Ordinary	763
Name: Andrew Dudley Address: 5 Blacksmith Drive, Breme Park, Bromsgrove, Worcestershire UK Postcode: B60 3GD	Ordinary	763
Name: Mrs Linda McCrae Address: 27 Drumpellier Avenue, Cumbernauld, Glasgow UK Postcode: G67 4NR	Ordinary	763
Name: Mrs Elizabeth Watt Address: 13a George Street, Huntly, Aberdeenshire UK Postcode: AB54 8BT	Ordinary	610

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date ______________

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmngham B47 6WG
Tel 01564 202670
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	07	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	7727	939	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.7750	£3.08	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): John Dudley Hare Address: 50 Queens Road, Llandudno, Gwynedd UK Postcode LL30 1TE	Ordinary	3821
Name(s): Mrs Samantha Hewitt Address: 87 Elmdale Crescent, Birmingham UK Postcode B31 1SP	Ordinary	381
Name(s): Mrs Marisa Mace Address: 11 Tudor Close, Shenstone Road, Maypole, Birmingham UK Postcode B14 4TL	Ordinary	228
Name(s): Mrs Sarah Rachel Ravenscroft Address: 123 Loxley Avenue, Shirley, Solihull, West Midlands UK Postcode B90 2QS	Ordinary	381
Name(s): Ms Nicola Rockett Address: 7 Rhiwderyn Close, Culverhouse Cross, Cardiff, South Glamorgan UK Postcode CF5 4TR	Ordinary	763

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25.7.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Resolution plc continuation sheet

Shareholder details	Shares and share class allotted	
Mrs Deborah Alison Savory 15 Hazel Drive, Hollywood, Birmingham B47 5RJ	Ordinary	1390
Mrs Linda Patricia Trow-Poole 75 Shepley Road, Rednal, Birmingham B45 8SP	Ordinary	763
Antony Sweeting 4 Windsor Avenue, Leighton Buzzard Bedfordshire LU7 1AP	Ordinary	939

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	07	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	346	1247	58
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£4.7750	£4.5476	£5.15

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

File Number - 82-[illegible]

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mrs Julie Baller Address: 15 Coppice Gardens, Hollywood, Birmingham UK Postcode: B47 5JJ	Class of shares allotted: Ordinary ~~Ordinary~~ ~~Ordinary~~	Number allotted: 346
Name(s): Philip Andrew Brown Address: 106 Tetbury Drive, Breightmet, Bolton, Lancashire UK Postcode: BL2 5NS	Class of shares allotted: Ordinary	Number allotted: 665
Name(s): Ms Angela Highton Address: 12 Regent Park, Huyton, Liverpool, Merseyside UK Postcode: L36 8FF	Class of shares allotted: Ordinary	Number allotted: 86
Name(s): Matthew Philips Address: Flat 54, Waterloo Warehouse, Waterloo Road, Liverpool, Merseyside UK Postcode: L3 0BG	Class of shares allotted: Ordinary	Number allotted: 244
Name(s): Matthew Philips Address: 20 Firs Avenue, Wirral, Merseyside UK Postcode: CH63 3EU	Class of shares allotted: Ordinary	Number allotted: 310

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25.7.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange